UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   STERBA, JEFFRY E
   ALVARADO SQUARE
   M. S. 2824
   ALBUQUERQUE, NM  87158
   USA
2. Issuer Name and Ticker or Trading Symbol
   PNM RESOURCES, INC.
   PNM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/03/02
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   CHAIRMAN, PRESIDENT & CHIEF EXECUTIVE OFFICER
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
COMMON STOCK               |12/02/|L   | |34.8329           |A  |22.94      |(1) 4149           |D     |                           |
                           |02    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
PHANTOM STOCK UNITS   |1 FOR 1 |11/29|A   | |16         |A  |(2)  |(2)  |COMMON STOCK|16     |       |1800        |I  |(2)         |
                      |        |/02  |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) TOTAL INCLUDES 20 SHARES OF PNM RESOURCES, INC., COMMON STOCK ACQUIRED UNDER THE PNM DIVIDEND REINVESTMENT PLAN AND
3395 SHARES ACQUIRED UNDER THE PNM RESOURCES, INC., 401(K) PLAN. INFORMATION IN THIS REPORT IS BASED ON A PLAN STATEMENT
DATED
11/29/02.
(2) THE PHANTOM STOCK UNITS WERE ACQUIRED UNDER THE PNM RESOURCES, INC., EXECUTIVE SAVINGS PLAN AND WILL BE SETTLED UPON
THE REPORTING PERSON'S
RETIREMENT
 OR OTHER TERMINATION OF SERVICE. INFORMATION IN THIS REPORT IS BASED ON A PLAN STATEMENT DATED 11/29/02.
SIGNATURE OF REPORTING PERSON
JEFFRY E. STERBA
DATE
12/03/02